REPUBLIC PROPERTY TRUST

1280  Maryland Avenue, SW, Suite 280

Washington, D.C. 20024

December 13, 2005

BY FACSIMILE AND EDGAR

Ms. Karen J. Garnett

Mr. Geoffrey Ossias

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Republic Property Trust
Registration Statement on Form S-11
File No. 333-128554 (the “Registration Statement”)

Ladies and Gentlemen:

Republic Property Trust, a real estate investment trust organized under the laws of the State of Maryland (the “Company”), hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare its Registration Statement on Form S-11 (File No. 333-128554) effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Republic Property Trust

By:	/s/ Mark R. Keller
	Name:	Mark R. Keller
	Title:	Chief Executive Officer